Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: November 8, 2021

LinkedIn post from FiscalNote CEO:

I'm extremely excited to announce FiscalNote's plans today to become a publicly traded company through a merger with Duddell Street Acquisition Corp (Nasdaq: DSAC), a Special Purpose Acquisition Company (SPAC)! Upon the successful close of the transaction, the newly combined company is expected to be listed on the Nasdaq under the ticker symbol “NOTE” (Nasdaq: NOTE) and will continue to operate under the FiscalNote name.

A huge thank you to all of our amazing employees, customers, investors, and employees who have helped us get to this milestone. We started this company in a Motel 6 room in Silicon Valley in 2013 with a hope and a dream. Skip forward eight years, and today, we’re roughly 650+ team members strong across four continents and we serve some of the biggest and most influential companies, governments, and people in the world.

Getting to this point was only enabled by our amazing team of smart, driven, relentless, and exceptional achievers and the bold, pioneering entrepreneurship and invention that our company has displayed over the years.

I truly believe we’re still in the early innings at FiscalNote’s growth. The pace of political, legal, legislative, and regulatory activity is unrelenting, and only speeding up. Autonomous cars, digital currencies, online sports betting, the gig economy -- these regulated sectors of the future (and many more we have yet to even realize) are operating in today’s legal equivalent of a Wild West. The decision makers at these organizations cannot be blind to the laws proposed and regulations being promulgated that will govern the way they operate.

For us, the process of going public is the start of a new journey as we accelerate our efforts into helping to resolve these challenges and in the process become an enduring and lasting public company.

(As an aside, I'm humbled to become youngest Asian-American Founder/CEO on a major U.S. stock exchange upon the listing. AAPIs have made a tremendous amount of progress over the years in a number of fields and I'm so blessed to be following in the path set forth by others. I hope that this milestone can serve as a future opportunity for others to follow as well.)

Read the full press release here: https://fnlink.co/3H0FXLs

LinkedIn post from FiscalNote:

Today FiscalNote, a leading global technology provider of legal and policy data and insights, announces plans to go public through merger with Duddell Street Acquisitions Corp.  By combining AI capabilities, expert analysis, and legislative, regulatory, and geopolitical data, FiscalNote is reinventing the way that organizations minimize risk and capitalize on opportunity.

“We look forward to this transaction accelerating our efforts in both U.S. and global markets to build additional data feeds and software to provide further transparency to the regulated sectors of the future, especially as wide-ranging and complex regulatory issues emerge in areas such as cryptocurrencies, the gig economy, cannabis, autonomous and electric vehicles, online sports betting, ESG, and other sectors that are changing the landscape for how companies around the world operate.” -FiscalNote co-founder and CEO, Tim Hwang

Read the full press release here: https://fnlink.co/3H0FXLs

Additional Information and Where to Find It

For additional information on the proposed business combination, see Duddell Street ’s Current Report on Form 8-K, which will be filed concurrently with this press release. In connection with the proposed business combination, Duddell Street intends to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated prospectus is October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.